August 2, 2000


Fortune Entertainment Corporation
333 Orville Wright Court
Las Vegas, NV 89119

This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of Fortune Entertainment Corporation (the "Company") of up to 10,589,890 shares of common stock, all as referred to in the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Delaware, and a copy of the Registration Statement. In our opinion, the shares of common stock to be sold by the selling shareholders have been lawfully issued and such shares are fully paid and non-assessable shares of the Company's common stock.


Very truly yours,
HART & TRINEN
William T. Hart